Exhibit 99.1

(1) Upon joining the Board of Virgin Media Inc. (the "Company") in May 2003, Mr. Banks was granted options with an exercise price below the then market price of the common stock of the Company. The U.S. federal income tax laws were subsequently amended by the adoption of Section 409A of the Internal Revenue Code, and as a result, option holders who hold options with exercise prices below the market price at the time of issuance that had not vested prior to January 1, 2005 now face substantial additional tax and penalties. On December 21, 2007, the Company and Mr. Banks agreed to increase the exercise price of the options that fell within this category from $6.00 to $7.82 per share to reflect the market price of the Company's common stock at the time of the option grant. Pursuant to that agreement and in compensation for this adjustment, the Company has issued to Mr. Banks 14,996 shares of the Company's common stock with a market value of $227,500 (based on the mid-market stock price on March 3, 2008).